P.E. 2/11/02

02014449

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of FEBRUARY, 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F., MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: [signature]
(Signature)*
ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date FEBRUARY 11, 2002

* Print the name and title of the signing officer under his signature.

Highlights
Fourth Quarter 2001

- For the year, more than 1.3 million fixed lines were added, an annual increase of more than 10.0%, bringing the total to 13,371,579 fixed lines in service
- During 2001, more than 279 thousand Internet access accounts were added, an annual increase of 44.0%, with a total of 913,127 access accounts
- Line equivalents for data transmission increased 57.8% by adding more than 576 thousand lines for a total of 1,573,894 line equivalents at year-end 2001

Relevant Figures
(Millions of Mexican pesos with purchasing power as of December 31, 2001)

	4Q 2001	4Q 2000	**% Inc.**	**12 Months 2001**	12 Months 2000	**% Inc.**
Revenues	28,259	27,983	1.0	110,967	106,557	4.1
EBITDA	14,566	15,805	(7.8)	59,851	59,124	1.2
Operating Income	11,392	12,496	(8.8)	42,592	41,451	2.8
Net Income	6,067	8,615	(29.6)	23,495	26,098	(10.0)
Operating income without non-recurring events	11,892	11,492	3.4	43,092	40,394	6.7
Net income without non-recurring events	6,342	7,423	(14.6)	23,770	24,906	(4.6)
Earnings per Share (pesos)*	0.46	0.61	(24.6)	1.78	1.86	(4.3)

*Shares outstanding at the end of each period

Local

At the end of the fourth quarter, there were 13,371,579 fixed lines in service, an annual increase of 10.8%. During the quarter, 359,566 lines were added and during 2001, there was a gain of 1,302,586 lines, 9.4% more than 2000. In the same period, digital services increased 67.9% over the previous year reaching penetration of 41.2%.

In the fourth quarter, total call traffic amounted to 6,365 million calls, an increase of 1.1% compared with the same period of 2000. For the full year, total call traffic rose to 25,567 million calls,

Lines in Service
(millions)



13.5
10.8
8.1
5.4
2.7
0.0
9.3
9.9
10.9
12.1
13.4
D97
D98
D99
D00
D01

3.3% higher than the previous year. Interconnection traffic with telecommunications operators was 4,927 million minutes in the fourth quarter, an increase of 23.0%. At year-end 2001, interconnection traffic rose to 18,847 million minutes, 35.9% higher than the previous year.

DLD Minutes
(millions)


3,900
3,120
2,340
1,560
780
0
2,088
2,447
2,725
3,203
3,523
D97
D98
D99
D00
D01

Long Distance

In the fourth quarter, domestic long distance minutes totaled 3,523 million, 10.0%, higher than the same period of 2000. For the full year, domestic long distance minutes increased 15.8%, totaling 14,251 million minutes.

Throughout 2001, international long distance traffic had a negative performance that was mainly due to the lower world wide economic activity.

In the fourth quarter, international long distance traffic totaled 1,138 million minutes, 13.2% lower than the same period of the previous year. For the full year, the decrease was 20.2% lower than in 2000, totaling 4,404 million minutes.

ILD Minutes
(millions)


1,350
1,080
810
540
270
0
906
761
1,228
1,311
1,138
D97
D98
D99
D00
D01

Data

At December 31, there were 913,127 Internet access accounts in service, an increase of 44.0% compared with a year earlier. During the quarter, 67,691 new accounts were added. In 2001, the gain was 279,125 access accounts, 20.7% above the previous year.

In the fourth quarter, 139,223 line equivalents for data transmission were added and in the year, the gain was of 576,619 lines 17.6% higher than in 2000, bringing the total to 1,573,894 line equivalents, 57.8% more than in 2000.

Revenues generated by the data business during the fourth quarter were 2,934 million pesos, 14.2% higher than the same period of 2000. In the end of the fourth quarter, the data business contributed 10.4% of Telmex's total revenues and 10.3% for the full year.

Line Equivalents
for Data Transmission
(thousands)


1,600
1,280
960
640
320
0
224
371
507
997
1,574
D97
D98
D99
D00
D01

TELMEX Financial Results

For the fourth quarter, total revenues increased 1.0% compared with the same period of 2000. For the full year, the increase was 4.1%. Growth in revenues was due to more lines in service, growth in line equivalents and Internet access accounts, as well as moderate growth in telephone traffic. These gains were offset by the reduction of long distance rates in real terms, reduction of interconnection and settlement rates, and the slowdown of economic activity .

In the fourth quarter, operating costs and expenses increased 8.9% compared with the same period of 2000, mainly due charges for the upgrade of telephone districts of 285 million pesos, higher costs related to telephone sets and PC's of 190 million pesos and a contribution of 500 million pesos to Fundación TELMEX for, among other objectives, support the program to restore Mexico City's historic down town area.

As a result of the agreement that was reached with Alestra and Avantel in the fourth quarter of 2000, a credit of 1,357 million pesos was registered in uncollectables. Therefore, if the contribution to Fundación TELMEX of 500 million pesos is eliminated and the credit for uncollectables of 1,357 million pesos and the contribution to Fundación TELMEX of 300 million pesos are offset in the year 2000, operating costs and expenses would have decreased 1.1%.

For the full year, the increase in operating costs and expenses was 5.0%. Additionally, costs in 2001 were also pressured by the increase in salaries and benefits, higher interconnection costs generated by "calling party pays" and provisions for uncollectables.

In the fourth quarter, EBITDA and operating income were 14,566 and 11,392 million pesos, respectively. For the full year, EBITDA increased 1.2% and operating income increased 2.8%, both compared with 2000.

Comprehensive financing cost in the fourth quarter was affected mainly because of mark-to-market Williams Communications shares, equivalent to a charge of 881 million pesos. For the full year, comprehensive financing cost decreased 29.2%.

Net income for the fourth quarter rose to 6,067 million pesos. For the full year, net income was 23,495 million pesos.

Telmex's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.46 pesos, 24.6% lower than the same period of the previous year, and for the full year were 1.78 pesos, 4.3% lower than 2000.

Internet Access Accounts
(thousands)


1000
800
600
400
200
0
34
146
403
634
913
D97
D98
D99
D00
D01

Consolidated Statements of Income

Income Statement
(Millions of Mexican pesos with purchasing power as of December 31, 2001)

	4Q 2001	4Q 2000	% Inc.	12 Months 2001	12 Months 2000	% Inc.
Operating Revenues						
Local	12,889	12,829	0.5	52,420	49,292	6.3
Domestic Long Distance	6,911	6,704	3.1	28,503	26,737	6.6
International Long Distance	2,318	2,334	(0.7)	9,422	11,873	(20.6)
Interconnection	3,513	3,705	(5.2)	14,708	13,079	12.5
Other	2,628	2,411	9.0	5,914	5,576	6.1
Total	**28,259**	**27,983**	**1.0**	**110,967**	**106,557**	**4.1**
Operating Costs and Expenses						
Cost of Sales and Services	6,227	6,360	(2.1)	24,168	23,026	5.0
Commercial, Administrative and General	4,953	3,994	24.0	17,138	17,228	(0.5)
Interconnection	2,513	1,824	37.8	9,810	7,179	36.6
Depreciation and Amortization	3,174	3,309	(4.1)	17,259	17,673	(2.3)
Total	**16,867**	**15,487**	**8.9**	**68,375**	**65,106**	**5.0**
Operating Income	**11,392**	**12,496**	**(8.8)**	**42,592**	**41,451**	**2.8**
Comprehensive Financing Cost						
Net Interest	2,177	2,189	(0.5)	5,718	7,059	(19.0)
Exchange Loss (Gain)	(1,209)	257	(570.4)	(1,159)	(85)	(*)
Monetary Effect	(417)	(1,393)	(70.1)	(2,156)	(3,581)	(39.8)
Total	**551**	**1,053**	**(47.7)**	**2,403**	**3,393**	**(29.2)**
Income before Tax and Employee Profit Sharing	**10,841**	**11,443**	**(5.3)**	**40,189**	**38,058**	**5.6**
Provisions for Income Tax and Employee Profit Sharing	4,683	2,366	97.9	16,264	11,633	39.8
Income before Equity in Results of Affiliates	**6,158**	**9,077**	**(32.2)**	**23,925**	**26,425**	**(9.5)**
Equity in Results of Affiliates	(91)	(462)	(80.3)	(430)	(327)	31.5
Net Income	**6,067**	**8,615**	**(29.6)**	**23,495**	**26,098**	**(10.0)**
EBITDA	**14,566**	**15,805**	**(7.8)**	**59,851**	**59,124**	**1.2**
EBITDA Margin	**51.5**	**56.5**	**(5.0)**	**53.9**	**55.5**	**(1.6)**
Operating Margin	**40.3**	**44.7**	**(4.4)**	**38.4**	**38.9**	**(0.5)**

*(Percentage higher than 1,000%)

Balance Sheet

(Millions of Mexican pesos with purchasing power as of December 31, 2001)

	December 2001	December 2000
Assets		
Current Assets	31,027	37,761
Plant, Property and Equipment, Net	114,454	111,205
Inventories	1,899	2,547
Licenses	609	646
Other Assets	1,350	3,017
Intangible Assets	7,572	8,613
Total Assets	**156,911**	**163,789**
Liabilities and Stockholders´ Equity		
Current Portion of Long-Term Debt	17,487	46,059
Other Current Liabilities	18,552	14,474
Long-Term Debt	52,254	31,629
Labor Obligations	5,324	6,780
Deferred Taxed	11,524	11,897
Deferred Credits	1,008	1,324
Total Liabilities	**106,149**	**112,163**
Stockholders´ Equity	**50,762**	**51,626**
Total Liabilities and Stockholders´ Equity	**156,911**	**163,789**

Shares Outstanding at December 31, 2001: 13,164,847,668
Exchange rate at December 31, 2001: 9.1423 pesos per dollar

Local Service Business

Pro Forma Statements of Income
(Millions of Mexican pesos with purchasing power as of December 30, 2001)

	4Q 2001	4Q 2000	% Inc.	12 Months 2001	12 Months 2000	% Inc.
Operating Revenues						
Access, Rent and Measured Service	12,840	12,582	2.1	52,248	49,676	5.2
Recovery of Special Projects	382	133	187.2	1,581	133	(*)
LADA Interconnection	933	2,579	(63.8)	3,845	10,099	(61.9)
Interconnection with Operators	100	624	(84.0)	1,149	2,445	(53.0)
Interconnection with Cellular	3,401	3,078	10.5	13,559	10,634	27.5
Others	1,896	1,901	(0.3)	7,499	6,171	21.5
Total	**19,552**	**20,897**	**(6.4)**	**79,881**	**79,158**	**0.9**
Operating Costs and Expenses						
Cost of Sales and Services	3,902	3,907	(0.1)	16,749	15,590	7.4
Commercial, Administrative and General	3,653	2,430	50.3	13,674	12,845	6.5
Interconnection	2,500	1,806	38.4	9,782	7,161	36.6
Depreciation and Amortization	2,187	2,346	(6.8)	11,850	13,061	(9.3)
Total	**12,242**	**10,489**	**16.7**	**52,055**	**48,657**	**7.0**
Operating Income	**7,310**	**10,408**	**(29.8)**	**27,826**	**30,501**	**(8.8)**
EBITDA	**9,497**	**12,754**	**(25.5)**	**39,676**	**43,562**	**(8.9)**
EBITDA Margin	**48.6**	**61.0**	**(12.5)**	**49.7**	**55.0**	**(5.4)**
Operating Margin	**37.4**	**49.8**	**(12.4)**	**34.8**	**38.5**	**(3.7)**

*(Percentage higher than 1,000%)

Local Service: revenues for monthly rent, measured service, installation charges, equipment sales and interconnection.

Comments on Local Financial Results

The local service income statement, prepared in accordance with accounting separation principles, shows a reduction in revenues for this line of business of 6.4% for the fourth quarter of 2001. For the year, local revenues increased 0.9%. The factors that primarily influence these results are the rate of growth in the number of lines in service, measured service, higher interconnection traffic with cellular operators (calling party pays) and the recovery of special projects. Gains in these areas were partially offset by the reduction of the interconnection rate with telecommunications operators.

In the fourth quarter, costs increased 16.7% compared with the same period of the previous year. It is important to mention that the increase was mainly due to a cancellation that was made in the fourth quarter of uncollectables with several telecommunications operators for 1,357 million pesos. If the contribution to Fundación TELMEX in both years and the credit for uncollectables were excluded, operating costs and expenses would have increased 2.2%. For the full year, the increase was 7.0% that was mainly due to the impact of costs related to the interconnection service of "calling party pays", employee salaries and benefits as well as the increase in the provision for uncollectables.

EBITDA and operating income for the fourth quarter decreased 25.5% and 29.8%, respectively, compared with the same period of the previous year. For all of 2001, EBITDA decreased 8.9% and operating income decreased 8.8%, totaling 39,676 million pesos and 27,826 million pesos, respectively.

Long Distance Business

Pro Forma Statements of Income
(Millions of Mexican pesos with purchasing power as of December 31, 2001)

	4Q 2001	4Q 2000	% Inc.	12 Months 2001	12 Months 2000	% Inc.
Operating Revenues						
Domestic Long Distance	4,041	3,972	1.7	17,239	17,316	(0.4)
International Long Distance	2,015	1,726	16.7	8,146	9,742	(16.4)
Total	**6,056**	**5,698**	**6.3**	**25,385**	**27,058**	**(6.2)**
Operating Costs and Expenses						
Cost of Sales and Services	1,023	890	14.9	3,941	3,628	8.6
Commercial, Administrative and General	1,388	1,575	(11.9)	5,005	5,090	(1.7)
Interconnection to the Local Network	891	2,374	(62.5)	3,683	9,508	(61.3)
Cost of LADA Special Projects	375	125	200.0	1,543	125	(*)
Depreciation and Amortization	494	430	14.9	2,095	2,181	(3.9)
Total	**4,171**	**5,394**	**(22.7)**	**16,267**	**20,532**	**(20.8)**
Operating Income	**1,885**	**304**	**520.1**	**9,118**	**6,526**	**39.7**
By-Pass Provision	417	658	(36.6)	1,699	2,872	(40.8)
EBITDA	**2,379**	**734**	**224.1**	**11,213**	**8,707**	**28.8**
EBITDA Margin	**39.3**	**12.9**	**26.4**	**44.2**	**32.2**	**12.0**
Operating Margin	**31.1**	**5.3**	**25.8**	**35.9**	**24.1**	**11.8**

(Percentage higher than 1,000%)

Long Distance Service: revenues for basic services of domestic and international long distance. It does not include rural, public and data transmission services.
The associated costs consider imputed costs for interconnection, billing, collecting, leased ports, colocation, advertising, leased lines, and recovery of special projects.

Comments on Long Distance Financial Results

The long distance income statement, prepared in accordance with accounting separation principles shows that long distance revenues for the fourth quarter increased 6.3% due to a credit of 229 million pesos for international settlement rates to several telecommunications operators. Revenues for the full year decreased 6.2% and the decreases were due to the reduction of rates in real terms, lower international traffic volume and the decrease of the settlement rate.

In the fourth quarter, total operating costs and expenses decreased 22.7% compared with the same period of 2000. For the full year, total operating costs and expenses decreased 20.8% compared with last year, mainly because of the reduction of interconnection costs to the local network .

EBITDA for the fourth quarter was 224.1% higher than the same period of 2000. Operating income increased 520.1% compared with the same period of 2000. For the full year, EBITDA and operating income for the long distance business rose 28.8% and 39.7%, respectively.

Teléfonos de México, S.A. de C.V. (http//www.telmex.com)
Dirección de Finanzas y Administración - Relaciones con Inversionistas
Parque Via 198-701, 06599 México, D.F. Tels. (525) 703 3990, 222 54 62 Fax (525) 545 5550, 592 3777 e-mail ri@telmex.com

TELEFONOS DE MEXICO, S. A. DE C. V.

February 8, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 8, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3'000,000 class "L" shares of Telmex at an aggregate price of $50'076,473.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 7, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 7, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2'000,000 class "L" shares of Telmex at an aggregate price of $33'701,044.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 6, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 6, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3'000,000 class "L" shares of Telmex at an aggregate price of $50'768,834.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 4, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 4, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'307,402.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer